UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(January 13, 2011)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Material Change Report filed in Canada

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: January 13, 2011

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Diversinet Corp. (“Diversinet” or the “Corporation”)

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

January 11, 2011

Item 3

News Release

A press release with respect to the material change described herein was issued on January 13, 2011.

Item 4

Summary of Material Change

Diversinet announced that it has entered into a five year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth”).  Furthermore the parties also entered into a license agreement to allow Mihealth to move from a pilot program into production.

All dollar amounts are in U.S. dollars.

Item 5

Full Description of Material Change

The Corporation entered into a five year reseller agreement with Mihealth which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada.  Furthermore, Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States.  Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market.  Diversinet to receive annual minimum commitments of $400,000 in year 1, $700,000 in year 2, $1 million in year 3, $1.3 million in year 4 and $1.6 million in year 5.  Under the agreement, after the first year, Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice.

Furthermore, the parties entered into a license agreement to allow Mihealth to move from a pilot program into production.

See attached press release.

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-120

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

David Hackett, Chief Financial Officer, is knowledgeable about the material change and this report.  Mr. Hackett can be contacted at (416) 756-2324, extension 275.

Item 9

Date of Report

January 13, 2011

Diversinet and Ontario’s Mihealth Global Systems Enter Exclusive Canadian Reseller Agreement for MobiSecure® Mobile Health Solutions

5-year, $5 million deal enables Diversinet to focus on U.S.

while Mihealth Global Systems serves Canada and beyond

TORONTO, January 13, 2011 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leader in “connected and protected” mobile healthcare communications, has entered into a reseller agreement with Mihealth Global Systems, of North Bay, Ont., for distribution of Diversinet’s innovative mobile health solutions based on its patented MobiSecure®  platform.

While Diversinet continues to market directly to the U.S. mobile health industry, Mihealth Global Systems will act as the exclusive distributor of the MobiSecure platform in Canada and as a nonexclusive distributor to the rest of the world excluding the United States.

The new relationship between the two mobile health pioneers follows a highly successful trial of the MobiSecure platform and Mihealth application by the Blue Sky Family Health Team in North Bay led by Dr. Wendy Graham, who founded Mihealth Global Systems and serves as its president. More than 100 patients participated in the Blue Sky Family Health Team’s trial using the Mihealth application, which can run on more than 200 kinds of mobile devices.

The 5 year agreement calls for Diversinet to receive annual minimum commitments of $400,000 in year 1, $700,000 in year 2, $1 million in year 3, $1.3 million in year 4 and $1.6 million in year 5.  Under the agreement, after the first year, Mihealth Global Systems can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice.  Included in the first-year minimum commitment, Mihealth Global Systems is licensing software for its own use, taking its existing pilot program into production.

Diversinet’s MobiSecure technology capitalizes on the booming worldwide appetite for smart phones and tablets, and it provides proven and reliable mobile application platforms that securely connect people with their healthcare information, payers and providers – anyway, anytime and anywhere.

MobiSecure technology helps payers and providers meet rapidly growing needs for safe, convenient, on-the-go storage and sharing of personal health data. Graham said the Mihealth Global Systems mobile health solution is entirely consistent with efforts of Canada Health Infoway, the independent, not-for-profit organization funded by the Canadian government to accelerate the development of electronic health record projects in Canada.

“We learned from our trial that the MobiSecure platform and applications address Canadian and worldwide needs to deliver healthcare more efficiently while improving the quality of care,” Graham said. “Evidence is building to demonstrate the value of using information technologies for integrated primary care networks, particularly in managing chronic diseases, which are on the rise.”

Under the new agreement, Mihealth Global Systems will initially make the solution tested in North Bay available to all medical clinics in Ontario, then eventually throughout Canada.

“We’re looking forward to continuing our close work with Dr. Graham, who is well-respected and highly-regarded as an innovator in mHealth technology applications,” said Diversinet Chairman and CEO Albert Wahbe. “Our agreement with Mihealth Global Systems is strategic for Diversinet in two ways: Mihealth Global Systems’ commitment clearly demonstrates the value and benefits of our MobiSecure healthcare IT solutions, while it enables us to devote our full attention to expanding the market for our solutions in the U.S.”

Dr. Jeffrey Turnbull, President of the Canadian Medical Association, recently pointed to a need to accelerate health information technology adoption in Canada. "Most patient care in Canada occurs in primary care settings, yet most health IT investments made to-date have centered on large-scale systems,” Turnbull stated in a recent press release. "We want investments that translate into tangible benefits, namely improved patient care and better outcomes."

About Mihealth Global Systems

Mihealth Global Systems leverages Dr. Wendy Graham’s medical expertise and Diversinet’s MobiSecure® platform to offer the healthcare market extremely secure and connected turnkey mobile healthcare solutions. These solutions can support chronic disease care and management, routine screening, self-testing, and key family health data. The patient-oriented solutions consolidate, secure and facilitate treatment, as well as patient-provider communications and follow-up scheduling and appointment reminders. Connect with Mihealth Global at www.mihealthglobal.com.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides the healthcare industry with proven, reliable technology for mobile applications that securely connect people with their healthcare information, payers and providers – anyway, anytime and anywhere. Diversinet’s MobiSecure® platform helps payers and providers meet rapidly growing needs for safe, convenient, on-the-go storage and sharing of personal health data. Connect with Diversinet Corp. at www.diversinet.com. Its tagline is “Healthcare. Connected and Protected.”

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MobiSecure is a registered trademark of Diversinet Corp.

Contacts:

Company Contact

Investor Relations

Public Relations

Diversinet Corp.

Liolios Group, Inc.

Comunicano, Inc.

David Hackett

Ron Both

Laura Abbott

Chief Financial Officer

Managing Director

Account Supervisor

416-756-2324 ext. 275

949-574-3860 ext. 1710

203-869-8217

dhackett@diversinet.com

rboth@liolios.com

laura.abbott@comunicano.com